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                                                                 EXHIBIT O
                                     (Proposed Notice Pursuant to Rule 22f)

                                                (Release No. 35-          )

FILINGS UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("ACT")


October   , 1998

Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by November , 1998 to the Secretary, Securities and Exchange Commission, Washington, DC 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.


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The Peoples Natural Gas Company, et al. (70-    )
__________________________________________________

	The Peoples Natural Gas Company ("PNG"), 625 Liberty Avenue, Pittsburgh, Pennsylvania 15222-3197, and CNG Producing Company ("CNGP"), CNG Tower, 1450 Poydras Street, New Orleans, Louisiana, both wholly-owned subsidiaries of Consolidated Natural Gas Company ("Consolidated"), a registered holding company, have filed an application-declaration under Sections 9(a) and 12(d) of the Act and Rules 43 and 44 thereunder.
	PNG is a gas utility company serving over 348,000 customers in western Pennsylvania. Like many other gas utilities, PNG has also been engaged in local gas production as an ancillary part of its gas
distribution business.	 CNGP is the exploration, development and
production arm of Consolidated's integrated natural gas system. The majority of its operations are located in the Gulf of Mexico area and in the Appalachian region.
	PNG has signed a binding letter of intent ("Agreement"), contingent upon Securities and Exchange Commission ("Commission") approval, selling all its gas production properties ("Properties") currently owned by it to CNGP for approximately $14.5 million. The $14.5 million represents the net book value of the Properties on PNG's books as of November 30, 1997, which net book value will be adjusted for further depreciation at the time of closing.
	The Properties consist of PNG's ownership interest in wells with reserves of approximately 41.9 billion cubic feet. The Properties also include associated oil and gas leases, all contracts and agreements to the



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extent they affect the oil and gas leases, related measurement equipment, certain portions of gathering lines, and other miscellaneous attached equipment.
	CNGP has also agreed to sell to PNG an amount of gas equal to the production from the wells being transferred pursuant to the Agreement. The amount of such gas is based on production reserve estimates from an independent third party for six twelve-month periods, commencing with the date of transfer of the Properties. CNGP has also agreed to pay to PNG an amount equal to any incremental state and federal deferred income taxes that become due and payable as a result of the consummation of the purchase and sale of the Properties.
                         ____________________________

	For the Commission, by the Division of Investment Management, pursuant to delegated authority.

	Jonathan G. Katz
	Secretary